UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29412 / September 8, 2010

_____

In the Matter of   :
                                                                    :
WISDOMTREE ASSET MANAGEMENT, INC.   :
WISDOMTREE TRUST   :
                                                                    :
380 Madison Avenue   :
21st Floor   :
New York, NY 10017   :
                                                                    :
(812-13733)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT

WisdomTree Asset Management, Inc., and WisdomTree Trust filed an application requesting an
order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting
applicants from section 15(a) of the Act and rule 18f-2 under the Act. The application was filed
on December 23, 2009 and amended on May 21, 2010, August 11, 2010 and August 27, 2010.
The order permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval.

On August 13, 2010, a notice of the filing of the application was issued (Investment Company
Act Release No. 29380). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by WisdomTree Asset Management, Inc., and WisdomTree Trust (File No. 812-13733) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary